UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coit Capital Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

238 Francisco Street
(No. and Street)

San Francisco	California	94133
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen Nasser 650-208-2965
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AJSH & Co LLP
(Name – *if individual, state last, first, middle name*)

C-7/227, Sector-7	Rohini, Delhi	India	110085
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ____________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coit Capital Securities LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

x Stephen R Maser
Signature

3-2-20

Title
President

Notary Public

CHRISTIAN C. DE GUZMAN
Notary Public - California
San Francisco County
Commission # 2305209
My Comm. Expires Sep 14, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AJSH & Co LLP
Chartered Accountants

C-7/227, Sector-7, Rohini
New Delhi-110085
+91 11 45596689
Web : www.ajsh.in
E-mail : info@ajsh.in

Report of the Independent Registered Public Accounting Firm

To the Members of
Coit Capital Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Coit Capital Securities, LLC (the "Company") as of December 31, 2019 and the related statements of income, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

Supplementary Information

The supplementary information contained in Schedule I - Computation of Net Capital pursuant to Uniform Net Capital Rule 15c3-1 of Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

AJSH & Co LLP

We have served as the Company's Auditor since 2018.

New Delhi, India
February 28, 2020

COIT CAPITAL SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2019

COIT CAPITAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION[1]
As of December 31, 2019

ASSETS	
Cash	$ 312,873
Prepaid Expenses	1,791
TOTAL ASSETS	$ 314,664
LIABILITIES AND EQUITY	
Liabilities	
Accounts Payable	$ 32,552
Unearned Revenue	10,000
Total Liabilities	$ 42,552
Equity	$ 272,112
TOTAL LIABILITIES AND EQUITY	$ 314,664

[1] The accompanying notes are an integral part of the financial statements

COIT CAPITAL SECURITIES, LLC

STATEMENT OF OPERATIONS[2]

For the year ended December 31, 2019

Income		
Deal Income	$	350,000
Other Income		425
Total Income	**$**	**350,425**
Expenses		
Commissions and fees		224,980
Principal Retirement Distribution		43,000
Legal and Professional Fees		11,290
Business and other Expenses		12,182
Regulatory		5,217
Compliance Fees		4,030
Taxes & Licenses		877
Total Expenses	$	**301,576**
Net Operating Income	$	**48,849**
Interest Earned		1,377
Net Income	$	**50,226**

[2] The accompanying notes are an integral part of the financial statements

COIT CAPITAL SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY[3]
For the year ended December 31, 2019

		MEMBER'S EQUITY
BALANCE, JANUARY 1, 2019	$	336,396
Contributions		-
Distributions		(114,510)
Net Income		50,226
BALANCE, DECEMBER 31, 2019	$	**272,112**

[3] The accompanying notes are an integral part of the financial statements

COIT CAPITAL SECURITIES, LLC
STATEMENT OF CASH FLOWS[4]
For the year ended December 31, 2019

CASH FLOW FROM OPERATING ACTIVITIES		
Net Income	$	50,226
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Increase in Prepaid Expenses		1,390
Decrease in Accounts Payable (A/P)		(292,036)
Net cash provided by operating activities		**(240,420)**
CASH FLOW FROM FINANCING ACTIVITIES		
Member Contributions		-
Member Distributions		(114,510)
Net cash used by financing activities		**(114,510)**
Net cash decrease for the year		**(354,929)**
CASH AS BEGINNING OF THE YEAR		667,803
SCASH AT END OF THE YEAR	$	**312,873**

[4] The accompanying notes are an integral part of the financial statements

1. ORGANIZATION AND BUSINESS

Coit Capital Securities, LLC, a California single member limited liability company (the "Company") is a registered securities broker-dealer and is subject to regulation by the Securities and Exchange Commission ("SEC") under SEC Rule 15c3-3(k)(2)(ii) and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates pursuant to brokerage service agreements for underwriting predominantly for commercial mortgage backed securities, residential mortgage backed securities, asset-backed securities and esoteric assets. The Company was formed March 28, 2012 and received FINRA approval to commence operations on July 16, 2013

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts of assets and liabilities, revenues and expenses and changes therein and disclosures of contingent assets and liabilities and

accompanying notes. It is reasonably possible that the Company's estimates may change in the near term.

Revenue Recognition:

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price of the services is fixed and determinable and collectability is reasonably assured.

The Company generally recognizes fee revenue relating to the underwriting commitment when all significant items relating to the underwriting cycle have been completed and the amount of the underwriting revenue has been determined. Unearned revenue is recorded as a liability until the revenue recognition criteria have been met.

Income Taxes:

The Company is a limited liability company and is treated as a partnership for United States tax purposes, and as such, is not subject to federal or state income taxes; instead, each member is individually liable for income taxes, if any, on its share of the Company's net taxable income.

The Company follows the U.S. Generally Accepted Accounting Principles ("U.S. GAAP") accounting standard regarding accounting for uncertain tax positions. This accounting standard provides detailed guidance for financial statement recognition, measurement, and disclosure of uncertain tax positions recognized in the Company's financial statements. The standard requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will not be sustained upon examination. The Company has reviewed its tax positions for all open years and believes that it has appropriate

support for the tax positions taken. Therefore, no liability has been required.

Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company however, files income tax returns in the United States Federal and State of California jurisdictions. All years are subject to California state tax examinations and all years after 2014 are subject to Federal tax examinations.

Concentration of Credit Risk:

The Company maintains its cash in a bank deposit account which, at times, may exceed federal insured limits. The Company has not experienced any losses in this account, and management believes it is not exposed to any significant credit risk related to cash.

Recent Accounting Pronouncements:

ASU 2016-12 Revenue from Contracts with Customers

Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, also referred to as Accounting Standards Codification Topic 606 ("ASC Topic 606"), supersedes nearly all existing revenue recognition guidance under GAAP. ASC Topic 606 requires a principle-based approach for determining revenue recognition. The core principle is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC Topic 606 is effective for the Company as of its year ended December 31, 2019. ASC Topic 606 had no material impact on the Company's financial statements.

There were no other new accounting pronouncements during the year ended December 31, 2019 that we believe would have a material impact on our financial position or results of operations.

3. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate daily. At December 31, 2019, the Company had net capital of approximately $270,321 and net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.1204 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

4. MAJOR CUSTOMERS

The Company had one customer whose revenue individually represented 99.9% of the Company's total revenue.

5. RELATED PARTY TRANSACTIONS

As of December 31, 2019, the Company is liable to pay an amount of $29,980 to its registered representatives which includes commissions of $25,000 and reimbursement expense of $4,980.

During the year, the Company has paid $43,407 which includes payment to a qualified retirement plan of $43,000 and a health insurance premium of $407 to its related party.

6. LEGAL PROCEEDINGS

The Company is involved in one lawsuit in the Delaware Superior Court, Complex Commercial Litigation Division (the "Superior Court") captioned,

Coit Capital Securities, LLC v. Turbine Asset Holdings, LLC, et al., C.A. No. N17C05-020 PRW [CCLD] (the "Action"). In the Action, the Company asserts the following claims: (i) breach of contract and breach of the implied contractual covenant of good faith and fair dealing against Turbine Asset Holdings, LLC ("TAH") and Turbine Inventory Holdings CC3, LLC ("TIH3"), (ii) tortious interference with contract and prospective business relations against Credit Suisse Asset Management, LLC and Credit Suisse Securitized Products Fund L.P. (together, "Credit Suisse"), (iii) civil conspiracy against TAH, Credit Suisse, and Wilmington Savings Fund Society, FSB, d/b/a Christiana Trust ("Christiana Trust"). TAH and TIH3 asserted counterclaims against the Company for defamation and declaratory relief.

The Superior Court dismissed the defamation counterclaim with prejudice by order dated February 15, 2019 and later the motion for declaratory relief. Christiana Trust contends that the Company pursuit of a civil conspiracy claim against it constitutes bad faith but has not asserted a bad faith litigation claim against the Company or sought any related remedy.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 28, 2020, the date which the financial statements were issued.

SUPPLEMENTARY INFORMATION

COIT CAPITAL SECURITIES, LLC
SCHEDULE 1 – COMPUTATION OF NET CAPITAL REQUIREMENTS FOR BROKER DEALERS PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
As of December 31, 2019

COMPUTATION OF NET CAPITAL

Total members' equity from the Statement of Financial Condition	$	272,112
Less nonallowable assets:		
Prepaid expenses		1,791
Net capital before haircuts on securities positions		270,321
Haircuts on securities		-
Net Capital	$	270,321

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition		
Account payable	$	32,552
Total aggregate indebtedness	$	32,552

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$	2,170
Minimum dollar net capital requirement	$	5,000
Net capital requirement (greater of above two amounts)	$	5,000
Net capital in excess of min. required	$	265,321
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital required	$	264,321
Ratio: Aggregate indebtedness to net capital		0.1204 o 1
Percentage of aggregate indebtedness to net capital		12.04%

There were no material differences in net capital between the Company's FOCUS IIA and the Report Pursuant to SEC Rule 17a-5(d).

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

For the Year Ended December 31, 2019

An exemption from Rule 15c3-3 is claimed, based on section (k)(2)(ii). All transactions are processed in accordance with Rule 15c3-1(a)(2).

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

For the Year Ended December 31, 2019

An exemption from Rule 15c3-3 is claimed, based on section (k)(2)(ii). The Company did not maintain possession or control of any customer funds or securities.

AJSH & Co LLP
Chartered Accountants
(Formerly known as "AJSH & Co" converted and registered as LLP on 19/04/2016 vide LLPIN: AAG-4471)

C-7/227, Sector-7, Rohini
New Delhi-110085
+91 11 45596689
Web : www.ajsh.in
E-mail : info@ajsh.in

Report of Independent Registered Public Accounting Firm

To the Members of
Coit Capital Securities, LLC

We have reviewed management's statements, included in the accompanying Coit Capital Securities, LLC's Exemption Report, in which (1) Coit Capital Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)((2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

AJSH & Co LLP

New Delhi, India
February 28, 2020

COIT CAPITAL

To FINRA:

The amended SEC Rule 17a-5 requires broker dealers not exempt from SEC Rule 15c3-3 to file a compliance report with its annually audited financial statements. The same rule requires broker dealers exempt from SEC Rule 15c3-3 (240.15c3-3) to file an exemption report with the annually audited financial statements that identifies the provision in paragraph (k) of SEC Rule 15c3-3, under which the broker dealer claims an exemption.

Coit capital Securities, LLC claimed an exemption from SEC Rule 15c3-3 (240.15c3-3) under the following provision of SEC Rule 15c-3(k)(2)(ii):

Coit Capital Securities, LLC met the exemption provisions under provision (k)(2)(ii) during the 2019 fiscal year as we clear all securities transactions with a clearing broker dealer. During 2019 we had no securities transactions.

To the best of my knowledge and belief, Coit Capital Securities, LLC has met the above exemption without exception for the period from January 1, 2019 through December 31, 2019.

Stephen R Nasser

Stephen Nasser
Managing Director and Chief Compliance officer
Coit Capital Securities, LLC